Filed by Exelis Inc.

Commission File No. 001-35228

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No. 001-35228

Exelis Inc.	703-790-6300
1650 Tysons Blvd.	703-790-6362 Fax
Suite 1700	www.exelisinc.com
McLean, VA 22102

Investors	Media
Katy Herr	B.J. Talley
703-790-6376	703-790-6349
Katy.Herr@exelisinc.com	William.Talley@exelisinc.com

Exelis reports fourth-quarter and full-year 2014 financial results

•	Book-to-bill ratio of greater than 1.0x; Revenue from international customers up 11 percent over full-year 2013

•	Fourth quarter earnings from continuing operations up 43 percent over same period in 2013; Full-year earnings from continuing operations up 29 percent over 2013

•	Year-end cash position of $510 million

MCLEAN, Va., Feb. 27, 2015 - Exelis (NYSE: XLS) reported 2014 financial results for the fourth quarter and full year of 2014. Fourth-quarter revenue from continuing operations was $933 million, a one percent increase from the fourth quarter of 2013. Fourth-quarter earnings from continuing operations were $0.45 per share, a 45 percent increase from the fourth quarter of 2013. Adjusted earnings from continuing operations, which exclude costs related to the spin-off of Vectrus, were $0.47 per share for the fourth quarter, up 38 percent from the same period in 2013. The company generated $112 million in free cash flow in the fourth quarter of 2014.

For the full-year 2014, Exelis reported revenue from continuing operations of $3.3 billion, a 2 percent decline from 2013, and earnings from continuing operations of $1.19 per share, a 28 percent increase compared to 2013. Adjusted earnings were $1.23 per share, 29 percent greater than 2013. Earnings and adjusted earnings for the full year were driven by lower restructuring charges, lower SG&A expenses and lower full year tax expense. Free cash flow for the year was $114 million, which reflects $145 million in payments made by the company to its pension plans.

Results from continuing operations reflect the September spin-off of the former Mission Systems business into Vectrus, an independent, publicly traded company. Exelis shareholders at the time of the spin-off received one share of Vectrus common stock for every 18 shares of Exelis common stock held on the spin-off record date.

The company secured $3.3 billion in orders in 2014, earning significant new business within our four Strategic Growth Platforms, and continuing steady orders in our more mature business areas. Key new business for the year included:

•	More than $250 million in orders from NASA and a Japanese customer for satellite payloads that will monitor climate conditions and improve weather forecasting;

•	Nearly $200 million in contracts for airborne electronic warfare equipment from the U.S. Navy, Turkey, Pakistan and other international customers, as well as electronic support measures technologies that will provide Swedish submarines with situational awareness, self-protection and surveillance capabilities;

•	More than $200 million in orders, primarily from international customers, for our battle-tested, world-class night vision and networked communications equipment; and

•	Continued expansion of our composite aerostructures business with key customers, including Airbus, Lockheed Martin and Boeing.

“We delivered results in line with full-year expectations in 2014, increased our international sales, continued to book strategic new business and ended the year in a very favorable cash position – all while successfully executing the spin-off of Vectrus,” said Exelis CEO and President David F. Melcher. “Looking to the future, I believe the merger agreement, signed February 5th with Harris Corporation, represents an excellent opportunity for Exelis businesses and employees to achieve our stated growth strategy and bring our customers and shareholders greater capabilities and value.”

Segment Results

C4ISR Electronics and Systems

C4ISR Electronics and Systems fourth-quarter 2014 revenue was $636 million, up 2 percent from the same period in 2013. Full-year revenue for the segment was $2.1 billion, nearly identical to 2013, as more volume in airborne and ship-based electronic warfare equipment was somewhat offset by declines in sales of communications solutions products. Fourth-quarter 2014 adjusted operating income was $107 million, up 19 percent from the fourth quarter of 2013. Full-year 2014 adjusted operating income was $273 million, 33 percent better than 2013, driven by decreased restructuring and SG&A costs.

Information and Technical Services

Information and Technical Services fourth-quarter 2014 revenue from continuing operations was $297 million, a decrease of 1 percent from the same period in 2013. Full-year revenue for the segment was $1.1 billion, a 6 percent decline from 2013, driven by lower activity on the U.S. Air Force Spacelift Range Services program and several other services contracts, partially offset by increased revenue from Federal Aviation Administration programs. Fourth-quarter adjusted operating income from continuing operations was $38 million, up 19 percent from the fourth quarter of 2013. Full-year 2014 adjusted operating income was $135 million, 5 percent higher than 2013 due to improved contract performance, operational efficiencies and lower restructuring costs.

About Exelis

Exelis is a diversified, top-tier global aerospace, defense, information and services company that leverages a greater than 50-year legacy of deep customer knowledge and technical expertise to deliver affordable, mission-critical solutions for global customers. Exelis is a leader in positioning and navigation, sensors, air traffic management solutions, image processing and distribution, communications and information systems; and focused on strategic growth in the areas of critical networks, ISR and analytics, electronic warfare and composite aerostructures. Headquartered in McLean, Virginia, Exelis employs approximately 10,000 people and generated 2014 sales of approximately $3.3 billion. For more information, visit our website at www.exelisinc.com or connect with us on Facebook, Twitter, LinkedIn and YouTube. For more information, visit our website at www.exelisinc.com or connect with us on Facebook, Twitter and YouTube.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Exelis and Harris, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transactions; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which Exelis and Harris operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Exelis’ and Harris’ respective reports filed with the SEC, including Exelis’ annual report on Form 10-K for the year ended December 31, 2014, and Harris’ annual report on Form 10-K for the year ended June 27, 2014 and quarterly reports on Form 10-Q for the quarters ended September 26, 2014, and January 2, 2015, in each case, as such reports may have been amended. This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. EXELIS SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of Exelis. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.Harris.com, or from Exelis at its web site, www.Exelisinc.com, or 1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate Secretary.

Participants In Solicitation

Exelis and Harris and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Exelis’ participants is set forth in the proxy statement, dated March 26, 2014, for Exelis’ 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Harris’ participants is set forth in the proxy statement, dated September 9, 2014, for Harris’ 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Exelis and Harris in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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